Exhibit 17.1
Norbert R. Wirsching
July 28, 2008
Board of Directors
Emerson Radio Corp.
9 Entin Road
P.O. Box 430
Parsippany, NJ 07054-0430
Re: Resignation
Gentlemen:
     I have been an Independent Board member since July 26, 2006, and served on the Special Committee of Independent Directors, appointed by the Board to review “Project Pearl”, a proposed acquisition of a manufacturing subsidiary owned by The Grande Holdings Ltd. (“Grande”). The Committee Chairman, W. Michael Driscoll, Jerome Farnum and I, along with the assistance of special counsels we retained concluded, after diligent effort, that this acquisition as proposed by Grande, would be seriously disadvantageous to Emerson, and would seriously prejudice its survival. The proposal was eventually withdrawn.
     During my tenure, I have also served on the Audit Committee with W. Michael Driscoll and Jerome Farnum, and since December of 2007, with Kareem E. Sethi. The Audit Committee compelled full disclosure of known related party transactions. We were instrumental in the return to the Company of unauthorized funds used by Grande or its affiliates, amounting to millions of dollars. The Audit Committee also instigated the adoption of necessary financial controls and governance reforms.
     On the downside, I have been named in two derivative actions (having been dismissed in one such action), and have been falsely accused of maintaining positions with Capetronic Display Limited (“Capetronic”) and Sansui Electronics Co., Ltd. (“Sansui”). For the record, I am not a Director of Sansui and have held no position with Sansui since 1992. I also have not held any position with Capetronic since 1994, when I resigned as Managing Director. I find it disturbing that filed court papers can contain such blatantly erroneous information, which is relatively easy to check.
     At the present time, I find it difficult to continue to ask probing questions and to provide constructive suggestions as a member of the Board, since management is less than enthusiastic to embrace financial controls and shows a cavalier attitude towards related party transactions. I am also disappointed by top management’s failure to provide the Board with a serious business plan, a cost control action plan and a budget for the current fiscal year. By reason of all the foregoing, I believe that the extent of the obligation of time, which is necessary to conscientiously fulfill my responsibilities to the shareholders, is disproportionate to the position of Independent Director and appears to be an exercise in futility.
     Therefore, I regretfully tender my resignation as a member of the Board of Directors, effective immediately. I wish the Company and its shareholders success.
Respectfully yours.

Norbert R. Wirsching